AMERICAS SILVER CORPORATION ANNOUNCES COMMENCEMENT OF
SAN RAFAEL PROJECT CONSTRUCTION

TORONTO, ONTARIO - Sept 13, 2016 - Americas Silver Corporation (TSX: USA)(OTCQX: USAPF) ("Americas Silver" or the "Company") is pleased to announce that it has received approval from its Board of Directors, to begin construction on its 100% owned, San Rafael zinc-lead-silver project within the Cosalá district of Sinaloa, Mexico.

The San Rafael Project (the “Project”) is expected to deliver average annual production of 1.0 million ounces of silver, 50 million pounds of zinc and 20 million pounds of lead over a 6 year initial mine life at negative AISC based on current reserves and have a pre-tax IRR of greater than 80% using current silver, zinc and lead prices. The Project is a brownfield development that will utilize certain existing infrastructure at the Cosalá Operations and is expected to have an initial capital cost of approximately $20 million using current exchange rates. The Company targets commercial production in Q3 2017 following stockpiling of development ore starting in Q2 2017. The Project is permitted for development, road access has already been completed and portal construction has begun. Please see the Company’s website at www.americassilvercorp.com for photos updating the Project’s progress.

The Company currently has the necessary financial resources to fully fund the Project, and is using existing cash to commence construction, but is actively evaluating a number of low cost, non-dilutive financing proposals.

“We are very excited to start full construction on our brownfield San Rafael Project,” said Americas Silver President & CEO Darren Blasutti. “Once commercial production is achieved in the third quarter of 2017, it will provide a step change in terms of both reducing cash costs and creating significant free cash flow for the Company. We expect that the mine life will extend well beyond the initial estimate of 6 years with resource conversion through underground exploration drilling and the increase to metal prices since the prefeasibility study was published in April.”

Prefeasibility Study 1

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The San Rafael property hosts a zinc-lead-silver deposit and is located approximately 8km north of the Company’s Los Braceros process plant. Preliminary evaluation work completed in 2012 considered exploitation of a larger deposit by open pit with a relatively small underground mine component.

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A prefeasibility study was initiated on the San Rafael Project by new management in H1-2015 and published on April 30, 2016. The study considers a stand-alone underground operation at San Rafael focused on the Main Zone with processing at the existing Los Braceros facility to produce separate zinc and lead concentrates. The resources have been estimated by Mine Development Associates of Reno, Nevada. Following a ten-month development period, the existing Los Braceros processing plant will begin producing zinc and lead concentrates. The project is expected to produce approximately 1.0 million ounces of silver, 50 million pounds of zinc and 20 million pounds of lead over the initial 6 year mine life. As a result of the Project’s byproduct credits, the silver AISC will be negative.

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1 The San Rafael Project prefeasibility study is available on the Company's website at www.americassilvercorp.com and at www.sedar.com. A summary is available in the Company's Annual Information Form for the year ended December 31, 2015.

Further Updates and Optimization

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Since the publication of the prefeasibility study the Project’s initial capital has been reduced from $22-25 million to $20 million. The prefeasibility study considered San Rafael as a stand-alone project, ignoring contributions from the existing operations. The decrease in capital is a result of current operations in Cosalá offsetting the projects initial working capital until San Rafael start- up and the devaluation of the Mexican peso used in the prefeasibility study.

•	On-going optimization of the Project is expected to enhance the Project’s economics by further reducing initial capital expenditures and future operating costs by:

o	maximizing existing mill capacity through changes in operating practices,
o	using existing but reconditioned equipment brought over from Nuestra Señora in place of new equipment purchases, and
o	applying productivity improvements which were not included in the prefeasibility study but have since been demonstrated at the Nuestra Señora mine.

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Since publishing of the prefeasibility study in H1-2016, metal prices have increased significantly. Current prices allow the Project to extend its mine life by lowering the cut-off grade and converting additional resources.

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Improved future access from the San Rafael underground infrastructure will allow more for efficient exploration in the immediate area. The initial focus of this work will be to extend the existing San Rafael resource as well as to delineate and expand the silver-rich Zone 120. The expected resource conversion and extended mine life have not been factored into the IRR calculation.

Potential U.S. Exchange Listing

Americas Silver is considering listing its common shares on the NYSE “MKT” (a U.S. securities exchange) to increase trading volume and liquidity. The potential benefits of a U.S. exchange listing may also include access to a significantly deeper pool of new capital, greater international recognition and increased retail interest. The Company has started the initial listing process but a final decision to proceed with a listing on a U.S. exchange has not been made and the Company may elect not to proceed with such a listing.

A U.S. listing is expected, among other things, to require the Company to undertake a share consolidation in order to enable the Company to satisfy certain U.S. exchange minimum listing requirements. Such share consolidation would be subject to shareholder approval, with specific particulars to be included in a management information circular to be mailed to shareholders in advance of the shareholder meeting. Further updates will follow in due course as more information is gathered and the Company reaches a definitive decision on whether to proceed with such a listing.

Americas Silver to present at Precious Metals Summit & Denver Gold Forum

The Precious Metals Summit will be held September 14-16, 2016, at the Park Hyatt in Beaver Creek, Colorado. President & CEO, Darren Blasutti will be presenting at 10:10am on Wednesday, September 14, 2016. The Denver Gold Show will be held September 18-21, 2016, at The Broadmoor in Colorado Springs, Colorado. Mr. Blasutti will be presenting at 9:00am on Wednesday, September 21, 2016.

Mr. Blasutti will provide a Company update during the live presentation period at both shows and participate in one-on-one meetings with registered conference investors. A copy of the investor presentation is available on the Company's website at www.americassilvercorp.com

About Americas Silver

Americas Silver Corporation is a mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward–looking information” within the meaning of applicable securities laws. Forward–looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the Cosalá Operations, the Project and Galena Complex. Often, but not always, forward–looking information can be identified by forward– looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward–looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward– looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward– looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward–looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For more information:
Darren Blasutti
President and CEO
416–848–9503